Exhibit 99.1

Third Quarter 2026 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2026 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Third Quarter 2026 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2026, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2026 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Third Quarter 2026 Highlights on a Reported Basis (versus Q3 2025)	Third Quarter 2026 Highlights on an Adjusted Basis(1) (versus Q3 2025)

• Net income of $2,953 million, compared to $2,527 million	• Net income of $2,973 million, compared to $2,518 million

• Earnings per share (diluted) of $2.27, compared to $1.84	• Earnings per share (diluted) of $2.28, compared to $1.88

• Return on equity(2) (ROE) of 14.1%, compared to 12.2%	• Return on equity of 14.2%, compared to 12.4%

TORONTO, August 25, 2026 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported third quarter net income of $2,953 million compared to $2,527 million in the same period last year. Diluted earnings per share (EPS) were $2.27, compared to $1.84 in the same period a year ago.

Adjusted net income(1) for the third quarter was $2,973 million and adjusted diluted EPS(1) was $2.28, up from $1.88 last year. Adjusted return on equity(1) was 14.2% compared to 12.4% a year ago.

“Q3 was a record quarter for the Bank, as all business lines reported strong results and we exceeded our medium-term objectives in the period,” said Scott Thomson, President and CEO of Scotiabank. “In particular, we exceeded our 14% return on equity target this quarter, highlighting the improvements that we have made across the bank to increase margins and fee income. I am proud of our team of Scotiabankers for their many contributions this quarter, and for their continued focus on execution to deliver on our strategy.”

Canadian Banking generated earnings of $1,071 million, up 12% from the prior year, reflecting record revenue supported by a fifth consecutive quarter of margin expansion and strong fee income growth, combined with disciplined expense management, partly offset by higher provision for credit losses. The business delivered its fourth consecutive quarter of positive operating leverage and ROE improved to 19.4%.

International Banking generated earnings of $766 million, up 8% year-over-year, driven by margin expansion and improved credit quality, with positive operating leverage.

Global Wealth Management delivered a record quarter as earnings reached $518 million, up 23% year-over-year, driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income. The business also continued to generate strong retail mutual fund sales through our branches, while assets under management(2) increased 16% year-over-year to $474 billion.

Global Banking and Markets reported record earnings of $647 million, up 37% year-over-year. Results were driven by strong revenue performance in our capital markets business and record underwriting and advisory fees.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.1% while repurchasing 8.6 million shares in the quarter. For the year to date we have returned $6.3 billion of capital to shareholders through a combination of buybacks and dividends.

(1) Refer to Non-GAAP Measures section starting on page 5.

(2) Refer to page 56 of the Management’s Discussion & Analysis in the Bank’s Third Quarter 2026 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements.

Scotiabank Third Quarter Press Release 2026 1

Financial Highlights

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2026	2026	2025	2026	2025
Operating results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,669	4,316	3,993	13,049	12,002

Total revenue	$10,535	$9,837	$9,486	$30,018	$27,938
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,556	5,189	5,089	16,044	16,690
Income tax expense	947	799	829	2,618	2,095

Net income	$2,953	$2,632	$2,527	$7,884	$5,552
Net income attributable to non-controlling interests in subsidiaries	45	37	80	94	(18)

Net income attributable to equity holders of the Bank	$2,908	$2,595	$2,447	$7,790	$5,570
Preferred shareholders and other equity instrument holders	130	127	134	389	391
Common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179

Earnings per common share (in dollars)
Basic	$2.27	$2.01	$1.84	$6.02	$4.14
Diluted	$2.27	$2.00	$1.84	$6.00	$4.02

Business Segment Review

Canadian Banking

Q3 2026 vs Q3 2025

Net income attributable to equity holders was $1,071 million compared to $958 million, an increase of $113 million or 12%. The increase was driven primarily by higher revenues, partly offset by higher non-interest expenses and provision for credit losses.

Q3 2026 vs Q2 2026

Net income attributable to equity holders was $1,071 million compared to $935 million, an increase of $136 million or 14%. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher non-interest expenses. The increase was also due to the impact of three more days in the quarter.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net income attributable to equity holders was $2,966 million compared to $2,484 million, an increase of $482 million or 19%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest expenses.

International Banking

Q3 2026 vs Q3 2025

Net income attributable to equity holders was $725 million compared to $670 million, an increase of $55 million or 8%. The increase was driven primarily by the positive impact of foreign currency translation, lower non-interest expenses, lower provision for credit losses and lower income taxes. This was partly offset by lower revenues.

Q3 2026 vs Q2 2026

Net income attributable to equity holders was $725 million compared to $701 million, an increase of $24 million or 3%. The increase was driven primarily by higher net interest income, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by higher non-interest expenses and higher income taxes.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net income attributable to equity holders was $2,143 million compared to $1,997 million, an increase of $146 million or 7%. The increase was driven primarily by lower non-interest expenses, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by lower revenues and higher income taxes.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q3 2026 vs Q3 2025

Net income attributable to equity holders was $725 million compared to $733 million, a decrease of $8 million or 1%. The decrease was driven primarily by lower revenues. This was partly offset by lower non-interest expenses, lower provision for credit losses and lower income taxes.

2 Scotiabank Third Quarter Press Release 2026

Q3 2026 vs Q2 2026

Net income attributable to equity holders was $725 million compared to $718 million, an increase of $7 million or 1%. The increase was driven primarily by lower provision for credit losses and higher net-interest income. This was partly offset by higher non-interest expenses, higher income taxes and lower non-interest income.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net income attributable to equity holders was $2,143 million compared to $2,101 million, an increase of $42 million or 2%. The increase was driven primarily by lower non-interest expenses and lower provision for credit losses. This was partly offset by lower revenues.

Global Wealth Management

Q3 2026 vs Q3 2025

Net income attributable to equity holders was $515 million compared to $417 million, an increase of $98 million or 23%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and net interest income across the Canadian wealth business. This was partly offset by higher volume-related non-interest expenses.

Q3 2026 vs Q2 2026

Net income attributable to equity holders was $515 million compared to $474 million, an increase of $41 million or 9%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and the impact of three more days in the quarter, partly offset by higher non-interest expenses.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net income attributable to equity holders was $1,470 million compared to $1,223 million, an increase of $247 million or 20%. The increase was driven primarily by higher mutual fund fees, brokerage revenues, and net interest income, partly offset by higher volume-related non-interest expenses.

Global Banking and Markets

Q3 2026 vs Q3 2025

Net income attributable to equity holders was $647 million compared to $473 million, an increase of $174 million or 37%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest expenses, higher income tax expense and higher provision for credit losses.

Q3 2026 vs Q2 2026

Net income attributable to equity holders was $647 million compared to $457 million, an increase of $190 million or 41%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest expenses, higher provision for credit losses and higher income tax expense.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net income attributable to equity holders was $1,649 million compared to $1,403 million, an increase of $246 million or 18%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest expenses, higher provision for credit losses and higher income tax expense.

Other

Q3 2026 vs Q3 2025

Net loss attributable to equity holders was $50 million compared to a loss of $71 million, an improvement of $21 million. Adjusted net loss attributable to equity holders was $42 million compared to a loss of $56 million, an improvement of $14 million. The lower loss was driven primarily by higher net interest income, partly offset by higher non-interest expenses.

Q3 2026 vs Q2 2026

Net loss attributable to equity holders was $50 million compared to income of $28 million, a decrease of $78 million. Adjusted net loss attributable to equity holders was $42 million compared to income of $35 million, a decrease of $77 million. The decrease was driven primarily by lower non-interest income, due mainly to lower investment gains.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

Net loss attributable to equity holders was $438 million compared to a loss of $1,537 million. Included in current year non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest expenses is an impairment loss of $1,365 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $48 million compared to a loss of $313 million. The improvement was driven primarily by higher net interest income due to lower funding costs and higher non-interest income mainly due to higher investment gains, partly offset by higher non-interest expenses.

Credit risk

Provision for credit losses

Q3 2026 vs Q3 2025

The provision for credit losses was $1,079 million compared to $1,041 million, an increase of $38 million. The provision for credit losses ratio increased by one basis point to 56 basis points.

The provision for credit losses on performing loans was $61 million compared to $66 million, a decrease of $5 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the corporate and commercial portfolio, and portfolio growth in the Canadian and International Banking portfolios.

The provision for credit losses on impaired loans was $1,018 million compared to $975 million, an increase of $43 million. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of one basis point. The increase was due primarily to higher provisions in corporate and Canadian retail portfolios.

Scotiabank Third Quarter Press Release 2026 3

Q3 2026 vs Q2 2026

The provision for credit losses was $1,079 million compared to $1,217 million, a decrease of $138 million. The provision for credit losses ratio decreased by 10 basis points to 56 basis points.

The provision for credit losses on performing loans was $61 million compared to $88 million, a decrease of $27 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the corporate and commercial portfolio, as well as portfolio growth in the Canadian Banking and International Banking portfolios.

The provision for credit losses on impaired loans was $1,018 million compared to $1,129 million, a decrease of $111 million. The provision for credit losses ratio on impaired loans was 52 basis points, a decrease of nine basis points. The decrease was due primarily to lower provisions in the Canadian retail and International corporate portfolios.

Year-to-date Q3 2026 vs Year-to-date Q3 2025

The provision for credit losses was $3,472 million compared to $3,601 million, a decrease of $129 million. The provision for credit losses ratio decreased by two basis points to 61 basis points.

Provision for credit losses on performing loans was $222 million compared to $510 million, a decrease of $288 million. The provision this period was driven by credit migration in the Canadian and International portfolios, as well as retail portfolio growth. This was partly offset by a more favourable macroeconomic outlook impacting the International commercial portfolio. The prior period reflected the impact of the uncertainty related to U.S. tariffs, mainly impacting Canadian Banking.

The provision for credit losses on impaired loans was $3,250 million compared to $3,091 million, an increase of $159 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of three basis points. The increase in provision this year was due to higher formations in the Canadian Banking and corporate portfolios.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2026 was $7,551 million compared to $7,344 million in the prior quarter. The allowance for credit losses ratio was 97 basis points, an increase of one basis point. The allowance for credit losses for loans was $7,329 million compared to $7,150 million in the prior quarter, an increase of $179 million. The impact of foreign currency translation increased the allowance by $117 million.

The allowance for credit losses on performing loans was higher at $4,831 million compared to $4,742 million last quarter. The allowance for performing loans ratio was 65 basis points, an increase of one basis point. The increase was due primarily to the unfavourable macroeconomic outlook impacting the corporate and commercial portfolios, as well as portfolio growth in the Canadian and International Banking portfolios. The impact of foreign currency translation increased the allowance by $60 million.

The allowance for credit losses on impaired loans was higher at $2,498 million compared to $2,408 million last quarter. The allowance for impaired loans ratio was 32 basis points, unchanged from prior quarter. The increase was due primarily to higher provisions in the corporate and International retail portfolio, as well as the impact of foreign currency translation of $57 million.

Impaired loans

Gross impaired loans as at July 31, 2026 were $7,801 million compared to $7,608 million last quarter. The increase was due primarily to the impact of foreign currency translation and new formations in the Canadian Banking and International retail portfolios. The gross impaired loan ratio increased one basis point to 100 basis points.

Net impaired loans in Canadian Banking were $1,950 million, an increase of $90 million from last quarter, due primarily to higher formations and lower allowances in retail. Net impaired loans in International Banking were $3,093 million, an increase of $14 million from the prior quarter, due primarily to retail formations, partly offset by higher commercial allowances. Net impaired loans in Global Banking and Markets were $183 million, a decrease of $4 million from the prior quarter. Net impaired loans in Global Wealth Management were $77 million, an increase of $3 million from the prior quarter. Net impaired loans as a percentage of loans and acceptances were 0.68%, remaining unchanged from the prior quarter.

Capital Ratios

The Bank’s CET1 capital ratio(1) was 13.1% as at July 31, 2026, down 20 basis points from the prior quarter. This decrease reflects RWA increases from business growth and the recall of a synthetic risk transfer securitization, coupled with share repurchases, partly offset by the favourable impact of earnings less dividends.

The Bank’s Tier 1 capital(1) and Total capital ratios(1) were 15.1% and 16.9% respectively, as at July 31, 2026, a decrease of 30 basis points and 10 basis points respectively from the prior quarter.

The Leverage ratio(1) was 4.3% as at July 31, 2026, unchanged from the prior quarter, primarily as higher leverage exposure was offset by higher capital.

As at July 31, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC(1) and TLAC Leverage ratios(1) were 28.6% and 8.2% respectively, well above OSFI’s minimum requirements.

(1)

The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity and Leverage Requirements.

4 Scotiabank Third Quarter Press Release 2026

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Third Quarter Press Release 2026 5

Reconciliation of reported and adjusted results

	$	$	$	$	$
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2026	2026	2025	2026	2025
Reported Results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,669	4,316	3,993	13,049	12,002

Total revenue	10,535	9,837	9,486	30,018	27,938
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,556	5,189	5,089	16,044	16,690

Income before taxes	3,900	3,431	3,356	10,502	7,647
Income tax expense	947	799	829	2,618	2,095

Net income	$2,953	$2,632	$2,527	$7,884	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	45	37	80	94	(18)

Net income attributable to equity holders	2,908	2,595	2,447	7,790	5,570
Net income attributable to preferred shareholders and other equity instrument holders	130	127	134	389	391

Net income attributable to common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$–	$–	$423	$9
(b) Amortization of acquisition-related intangible assets	8	8	8	24	17

Total non-interest income and total revenue adjusting items (Pre-tax)	8	8	8	447	26

Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	–	–	(23)	11	1,365
(b) Amortization of acquisition-related intangible assets	16	18	17	49	52

Total non-interest expense adjusting items (Pre-tax)	16	18	(6)	60	1,417

Total impact of adjusting items on net income before taxes	24	26	2	507	1,443
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	–	–	(6)	(57)	(28)
(b) Amortization of acquisition-related intangible assets	(4)	(6)	(5)	(14)	(15)

Total impact of adjusting items on income tax expense	(4)	(6)	(11)	(71)	(43)

Total impact of adjusting items on net income	$20	$20	$(9)	$436	$1,400
Impact of adjusting items on NCI	–	–	37	(10)	(138)

Total impact of adjusting items on net income attributable to equity holders	$20	$20	$28	$426	$1,262

Adjusted Results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,677	4,324	4,001	13,496	12,028

Total revenue	10,543	9,845	9,494	30,465	27,964
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,540	5,171	5,095	15,984	15,273

Income before taxes	3,924	3,457	3,358	11,009	9,090
Income tax expense	951	805	840	2,689	2,138

Net income	$2,973	$2,652	$2,518	$8,320	$6,952
Net income attributable to NCI	45	37	43	104	120

Net income attributable to equity holders	2,928	2,615	2,475	8,216	6,832
Net income attributable to preferred shareholders and other equity instrument holders	130	127	134	389	391

Net income attributable to common shareholders	$2,798	$2,488	$2,341	$7,827	$6,441

6 Scotiabank Third Quarter Press Release 2026

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax) upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax), of which $1,362 million ($1,355 million after-tax) was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements in the Q3 2026 Quarterly Report to Shareholders.

In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing.

b)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income – net income from investments in associated corporations for the Other operating segment.

In addition to the above, the following adjustment also impacted the earnings per share calculation in Q3 2025.

c)	Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note

In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS).

Reconciliation of reported and adjusted diluted earnings per share

	$	$	$	$	$
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2026	2026	2025	2026	2025
Reported Results
Net income attributable to common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	–	(22)	–	(22)

Net income attributable to common shareholders used to calculate basic earnings per common share	$2,778	$2,468	$2,291	$7,401	$5,157
Dilutive impact of share-based payment options and others	–	–	–	(9)	(136)

Net income attributable to common shareholders (diluted)	$2,778	$2,468	$2,291	$7,392	$5,021
Weighted average number of diluted common shares outstanding (millions)	1,226	1,232	1,245	1,232	1,250

Diluted earnings per common share (in dollars)	$2.27	$2.00	$1.84	$6.00	$4.02

Adjusted Results
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,778	$2,468	$2,291	$7,401	$5,157
Impact of adjusting items on net income attributable to common shareholders(1)	20	20	28	426	1,262
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	–	22	–	22

Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	$2,798	$2,488	$2,341	$7,827	$6,441
Dilutive impact of share-based payment options and others	–	–	8	1	3

Adjusted net income attributable to common shareholders (diluted)	$2,798	$2,488	$2,349	$7,828	$6,444
Weighted average number of diluted common shares outstanding (millions)	1,226	1,232	1,249	1,232	1,250

Adjusted diluted earnings per common share (in dollars)	$2.28	$2.02	$1.88	$6.35	$5.16
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.02	$0.04	$0.35	$1.14

(1)	Refer to table on page 6.

Scotiabank Third Quarter Press Release 2026 7

Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,071	$766	$518	$647	$(49)	$2,953
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	1	45

Reported net income attributable to equity holders	1,071	725	515	647	(50)	2,908
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	130	130

Reported net income attributable to common shareholders	$1,071	$725	$515	$647	$(180)	$2,778

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8

Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	7	9	–	–	16

Total non-interest expenses adjustments (Pre-tax)	–	7	9	–	–	16

Total impact of adjusting items on net income before taxes	–	7	9	–	8	24
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	–	(4)

Total impact of adjusting items on net income	–	5	7	–	8	20
Impact of adjusting items on NCI	–	–	–	–	–	–

Total impact of adjusting items on net income attributable to equity holders	–	5	7	–	8	20

Adjusted net income (loss)	$1,071	$771	$525	$647	$(41)	$2,973

Adjusted net income attributable to equity holders	$1,071	$730	$522	$647	$(42)	$2,928

Adjusted net income attributable to common shareholders	$1,071	$730	$522	$647	$(172)	$2,798

(1) Refer to Business Segment Review section of the Bank’s Q3 2026 Quarterly Report to Shareholders.
	For the three months ended April 30, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	–	37

Reported net income attributable to equity holders	935	701	474	457	28	2,595
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	127	127

Reported net income attributable to common shareholders	$935	$701	$474	$457	$(99)	$2,468

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8

Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	9	9	–	–	18

Total non-interest expenses adjustments (Pre-tax)	–	9	9	–	–	18

Total impact of adjusting items on net income before taxes	–	9	9	–	8	26
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(1)	(6)

Total impact of adjusting items on net income	–	7	6	–	7	20
Impact of adjusting items on NCI	–	–	–	–	–	–

Total impact of adjusting items on net income attributable to equity holders	–	7	6	–	7	20

Adjusted net income (loss)	$935	$743	$482	$457	$35	$2,652

Adjusted net income attributable to equity holders	$935	$708	$480	$457	$35	$2,615

Adjusted net income attributable to common shareholders	$935	$708	$480	$457	$(92)	$2,488

(1)	Refer to Business Segment Review section of the Bank’s Q3 2026 Quarterly Report to Shareholders.

8 Scotiabank Third Quarter Press Release 2026

	For the three months ended July 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	36	80

Reported net income attributable to equity holders	958	670	417	473	(71)	2,447
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	134	134

Reported net income attributable to common shareholders	$958	$670	$417	$473	$(205)	$2,313

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(23)	(23)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	(23)	(6)

Total impact of adjusting items on net income before taxes	1	7	9	–	(15)	2
Impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)

Total impact of adjusting items on net income	1	5	7	–	(22)	(9)
Impact of adjusting items on NCI	–	–	–	–	37	37

Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	15	28

Adjusted net income (loss)	$959	$716	$427	$473	$(57)	$2,518

Adjusted net income attributable to equity holders	$959	$675	$424	$473	$(56)	$2,475

Adjusted net income attributable to common shareholders	$959	$675	$424	$473	$(190)	$2,341

(1) Refer to Business Segment Review section of the Bank’s Q3 2026 Quarterly Report to Shareholders.
	For the nine months ended July 31, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,966	$2,239	$1,478	$1,648	$(447)	$7,884
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	96	8	(1)	(9)	94

Reported net income attributable to equity holders	2,966	2,143	1,470	1,649	(438)	7,790
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	389	389

Reported net income attributable to common shareholders	$2,966	$2,143	$1,470	$1,649	$(827)	$7,401

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	24	24

Total non-interest income adjustments (Pre-tax)	–	–	–	–	447	447

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	22	27	–	–	49

Total non-interest expenses adjustments (Pre-tax)	–	22	27	–	11	60

Total impact of adjusting items on net income before taxes	–	22	27	–	458	507
Impact of adjusting items on income tax expense	–	(6)	(7)	–	(58)	(71)

Total impact of adjusting items on net income	–	16	20	–	400	436
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders	–	16	20	–	390	426

Adjusted net income (loss)	$2,966	$2,255	$1,498	$1,648	$(47)	$8,320

Adjusted net income attributable to equity holders	$2,966	$2,159	$1,490	$1,649	$(48)	$8,216

Adjusted net income attributable to common shareholders	$2,966	$2,159	$1,490	$1,649	$(437)	$7,827

(1)	Refer to Business Segment Review section of the Bank’s Q3 2026 Quarterly Report to Shareholders.

Scotiabank Third Quarter Press Release 2026 9

	For the nine months ended July 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	114	7	(1)	(138)	(18)

Reported net income attributable to equity holders	2,484	1,997	1,223	1,403	(1,537)	5,570
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	391	391

Reported net income attributable to common shareholders	$2,484	$1,997	$1,223	$1,403	$(1,928)	$5,179

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	17	17

Total non-interest income adjustments (Pre-tax)	–	–	–	–	26	26

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,365	1,365
Amortization of acquisition-related intangible assets	3	22	27	–	–	52

Total non-interest expenses adjustments (Pre-tax)	3	22	27	–	1,365	1,417

Total impact of adjusting items on net income before taxes	3	22	27	–	1,391	1,443
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(29)	(43)

Total impact of adjusting items on net income	2	16	20	–	1,362	1,400
Impact of adjusting items on NCI	–	–	–	–	(138)	(138)

Total impact of adjusting items on net income attributable to equity holders	2	16	20	–	1,224	1,262

Adjusted net income (loss)	$2,486	$2,127	$1,250	$1,402	$(313)	$6,952

Adjusted net income attributable to equity holders	$2,486	$2,013	$1,243	$1,403	$(313)	$6,832

Adjusted net income attributable to common shareholders	$2,486	$2,013	$1,243	$1,403	$(704)	$6,441

(1)	Refer to Business Segment Review section of the Bank’s Q3 2026 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

	For the three months ended						For the nine months ended
($ millions)	April 30, 2026			July 31, 2025			July 31, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,094	$(32)	$2,126	$2,245	$(168)	$2,413	$6,593	$(356)	$6,949
Non-interest income	765	(15)	780	758	(76)	834	2,399	(147)	2,546

Total revenue	2,859	(47)	2,906	3,003	(244)	3,247	8,992	(503)	9,495
Provision for credit losses	599	(8)	607	562	(49)	611	1,714	(124)	1,838
Non-interest expenses	1,370	(18)	1,388	1,511	(110)	1,621	4,587	(249)	4,836

Income before taxes	890	(21)	911	930	(85)	1,015	2,691	(130)	2,821
Income tax expense	154	(4)	158	219	(20)	239	580	(27)	607

Net income	$736	$(17)	$753	$711	$(65)	$776	$2,111	$(103)	$2,214

Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$–	$35	$41	$(2)	$43	$114	$1	$113
Net income attributable to equity holders of the Bank	$701	$(17)	$718	$670	$(63)	$733	$1,997	$(104)	$2,101

Other measures
Average assets ($billions)	$211	$(3)	$214	$223	$(14)	$237	$227	$(10)	$237
Average liabilities ($billions)	$170	$(2)	$172	$173	$(11)	$184	$175	$(9)	$184

10 Scotiabank Third Quarter Press Release 2026

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP ratio.

	For the three months ended July 31, 2026

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,071	$725	$515	$647	$(180)		$2,778
Total average common equity(1)	21,937	18,344	10,993	16,138	10,805		78,217

Return on equity	19.4%	15.7%	18.6%	15.9%	nm	(2)	14.1%

Adjusted(3)
Net income attributable to common shareholders	$1,071	$730	$522	$647	$(172)		$2,798

Return on equity	19.4%	15.8%	18.8%	15.9%	nm	(2)	14.2%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 6.

	For the three months ended April 30, 2026							For the three months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$935	$701	$474	$457	$(99)		$2,468	$958	$670	$417	$473	$(205)		$2,313
Total average common equity(1)	21,515	17,987	10,840	15,179	11,915		77,436	20,624	17,856	10,552	14,879	11,061		74,972

Return on equity	17.8%	16.0%	17.9%	12.4%	nm	(2)	13.1%	18.4%	14.9%	15.7%	12.6%	nm	(2)	12.2%

Adjusted(3)
Net income attributable to common shareholders	$935	$708	$480	$457	$(92)		$2,488	$959	$675	$424	$473	$(190)		$2,341

Return on equity	17.8%	16.1%	18.2%	12.4%	nm	(2)	13.2%	18.5%	15.0%	15.9%	12.6%	nm	(2)	12.4%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 6.

	For the nine months ended July 31, 2026							For the nine months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$2,966	$2,143	$1,470	$1,649	$(827)		$7,401	$2,484	$1,997	$1,223	$1,403	$(1,928)		$5,179
Total average common equity(1)	21,514	18,057	10,881	15,483	11,817		77,752	21,053	18,044	10,356	15,071	10,000		74,524

Return on equity	18.4%	15.9%	18.1%	14.2%	nm	(2)	12.7%	15.8%	14.8%	15.8%	12.4%	nm	(2)	9.3%

Adjusted(3)
Net income attributable to common shareholders	$2,966	$2,159	$1,490	$1,649	$(437)		$7,827	$2,486	$2,013	$1,243	$1,403	$(704)		$6,441

Return on equity	18.4%	16.0%	18.3%	14.2%	nm	(2)	13.5%	15.8%	14.9%	16.1%	12.4%	nm	(2)	11.6%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 6.

Scotiabank Third Quarter Press Release 2026 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Third Quarter Press Release 2026

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 25, 2026, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-557-5524, or toll-free at 1-888-440-4083 using ID 7835444# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 25, 2026, to September 1, 2026, by calling 647-362-9199 or toll-free at 1-800-770-2030 and entering the access code 7835444#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario, Canada M5H 4A6

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078

Providence, RI, USA 02940-3006

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2026 13

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

14 Scotiabank Third Quarter Press Release 2026